September 29, 2015

VIA EDGAR CORRESPONDENCE

Mr. Coy Garrison
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	NorthStar Realty Europe Corp.
Amendment No. 1 to Registration Statement on Form S-11
Filed August 20, 2015
File No. 333-205440

Dear Mr. Garrison:
Set forth below are the responses of NorthStar Realty Europe Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 11, 2015 (the “Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-11 (the “Form S-11”) filed on August 20, 2015. Enclosed herewith is a copy of Amendment No. 2 to the Form S-11 (the “Amendment”), which has been marked to indicate the changes made to the Form S-11.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Page numbers included in the Company’s responses refer to the pages contained in the Amendment, unless otherwise indicated. Capitalized terms used herein and not defined herein have the meaning set forth in the Amendment.
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General

Comment No. 1

Please revise your disclosure to identify the properties that comprise the NorthStar Europe Predecessor.
Response to Comment No. 1
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on pages ii and 7 and the property table on pages 58 and 59 of the Amendment to identify the office complex which comprises the NorthStar Europe Predecessor.

Mr. Coy Garrison
Securities and Exchange Commission    Page 2

Comment No. 2

We note your response to comment 3 of our letter. Please revise your disclosure to clarify which of your properties are owned through joint ventures and to state your economic interest in each such joint venture.
Response to Comment No. 2
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on pages ii and 7 of the Amendment to clarify which of the Company’s portfolios and properties are owned through joint ventures and stated the Company’s economic interest in each joint venture.
Business
Our Properties, page 56

Comment No. 3

We note your response to comment 9 of our letter. Please advise us whether you have any tenants that are material to your Current European Portfolio as a whole on the basis of the square meters occupied by such tenants or the rental income contributed by such tenants.
Response to Comment No. 3
The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 59 of the Amendment to note that the tenant, DekaBank Deutsche Girozentrale in the Trianon Tower, is material to its Current European Portfolio as it contributes 13% of annual in-place rental income. Further, the Company noted that no tenant in its Current European Portfolio occupies greater than 10% of total square meters.

Comment No. 4

We note your response to comment 11 of our letter. Please revise your disclosure to clarify whether Portman Square is subject to a mortgage. Refer to Item 14(b) and Instruction 2 to Item 14 of Form S-11.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure in the property table and accompanying footnotes on pages 58 and 59 of the Amendment to clarify that Portman Square is subject to financing as part of the SEB Portfolio. Further, the Company referred to the disclosure of the material terms of the SEB Portfolio financing in the table on page 59, which includes the current principal amount of each such material encumbrance, its interest and amortization provisions, its pre-payment provisions and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date.

Mr. Coy Garrison
Securities and Exchange Commission    Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Senior Notes, page 87

Comment No. 5

We note your response to comment 14 of our letter. Please revise your disclosure to describe briefly the material terms of your loan to NorthStar Realty of the net proceeds of your Senior Notes offering, and to clarify what the status of this loan will be following the Distribution. We further note your revised disclosure on page 87 that the Senior Notes are obligations of “NorthStar Europe and NorthStar Realty . . . .” Please revise to clarify, if true, that the Senior Notes are only obligations of NorthStar Europe, and that NorthStar Realty, along with NorthStar Realty Finance Limited Partnership, will serve as guarantors for the notes. Finally, please revise this section to disclose the interest rate and maturity date for the notes.

Response to Comment No. 5

The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 87 of the Amendment to describe briefly the material terms of the Company’s loan to NorthStar Realty of the net proceeds of the Senior Notes offering and to clarify what the status of this loan will be following the Distribution. The Company further revised its disclosure on page 87 of the Amendment to clarify that the Senior Notes are only obligations of NorthStar Europe and that NorthStar Realty, along with NorthStar Realty Finance Limited Partnership, will serve as guarantors for the Senior Notes. Additionally, the Company revised its disclosure on page 87 of the Amendment to disclose the terms are materially the same for the notes.

Corporate Governance and Management
Payment of Costs and Expenses and Expense Allocation, page 98

Comment No. 6

We note that you intend to reimburse NSAM for certain personnel costs, including certain long-term bonus or other compensation and severance costs. Please specifically disclose whether you will reimburse NSAM for any compensation to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to NSAM and, with respect to reimbursements, please specify any amounts reimbursed for the compensation of a named executive officer.

Response to Comment No. 6

The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page 98 of the Amendment in response to the Staff’s comment.
The Company advises the Staff that it will, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, enhance its disclosure by disclosing the amount of fees paid to NSAM and, with respect to reimbursements, specify any amounts reimbursed for the compensation of a named executive officer.

Mr. Coy Garrison
Securities and Exchange Commission    Page 4

Item 33. Recent Sales of Unregistered Securities, page II-1

Comment No. 7

We note your disclosure regarding the recent sale of the Senior Notes. Please state briefly the facts relied upon to make the Section 4(a)(2) exemption available. Refer to Item 701(d) of Regulation S-K.

Response to Comment No. 7

The Company notes the Staff’s comment and advises the Staff that the Company revised its disclosure on page II-1 of the Amendment to state briefly the facts relied upon to make the Section 4(a)(2) exemption available.
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If you have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Trevor K. Ross, General Counsel and Secretary of the Company, at (212) 547-2069.

Very truly yours,

/s/ Debra A. Hess
Interim Chief Financial Officer
NorthStar Realty Europe Corp.

cc:	Daniel L. Gordon, Senior Assistant Chief Accountant, Securities and Exchange Commission Paul Cline, Staff Accountant, Securities and Exchange Commission
Sara von Althann, Staff Attorney, Securities and Exchange Commission Mahbod Nia, Chief Executive Officer, NorthStar Realty Europe Corp.
Ronald J. Lieberman, NorthStar Asset Management Group Inc. Robert W. Downes, Sullivan & Cromwell LLP Tim R. Bodner, PricewaterhouseCoopers LLP